Exhibit 99.1

Aurora Cannabis Advances Premiumization Strategy by Acquiring Thrive Cannabis, and its Award-Winning Greybeard Brand, in a Margin Accretive Transaction

  Thrive's highly experienced and trusted cannabis team in craft cultivation, product innovation, and operational execution will lead Aurora's Canadian recreational business
  Expands Aurora's brand offering with Greybeard, an award-winning, super-premium, high margin brand regarded for its budtender appreciation
  Transaction is expected to close in Aurora's Q4 fiscal 2022, contribute immediate positive EBITDA and support Aurora's goal to reach EBITDA profitability in the first half of fiscal 2023

NASDAQ | TSX: ACB

EDMONTON, AB, March 22, 2022 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, is pleased to announce today that the Company has reached an agreement to acquire all of the issued and outstanding shares of TerraFarma Inc. (parent company of Thrive Cannabis) ("Thrive") (the "Transaction"). The Transaction is based upon aggregate consideration of $38 million (the "Initial Consideration") payable in cash and Aurora common shares ("Aurora Shares"), plus two earnout amounts (the "Earnout Consideration") payable in Aurora Shares or cash (at the election of Aurora), if applicable, based on Thrive achieving certain revenue targets within two years of closing of the Transaction.

Thrive Craft Cultivation (CNW Group/Aurora Cannabis Inc.)

Thrive Logo (CNW Group/Aurora Cannabis Inc.)

Greybeard Live Resin Diamonds & Sauce (CNW Group/Aurora Cannabis Inc.)

The Transaction is expected to strategically strengthen Aurora's position in the Canadian market by placing the Thrive team in charge of Aurora's Canadian recreational portfolio, advancing the shift in focus to innovative premium products including dried flower, pre-rolls, vapour products, and concentrates. The Transaction is expected to close, subject to customary closing conditions, in Aurora's fiscal Q4 2022. It is anticipated that the Transaction will provide immediate positive Adjusted EBITDA to Aurora, and support the Company's path to Adjusted EBITDA profitability in the first half of fiscal 2023.

Founded in 2018, Thrive is a licensed producer of super-premium cannabis concentrates and craft dried flower, and leverages innovative cultivation and extraction techniques with a singular focus on achieving the highest quality standards. Thrive is most widely known for its award-winning flagship recreational brand, Greybeard Cannabis Co. ("Greybeard"), which amongst other accolades was recognized as the #1 brand recommended by Canadian budtenders in 2021, and was the 2021 winner of Best Concentrate from the Kind Magazine Awards, as voted for by budtenders.

Management Commentary

"As consolidation among licensed producers accelerates, it's vital that any transactions we make, now or in the future, be strategic, accretive, and centred around adding exceptional talent and brands that align with our path to profitability," said Miguel Martin, Chief Executive Officer of Aurora. "In these respects, Geoff and the Thrive team have a track record seldom found elsewhere in the Canadian market. They are truly exceptional cultivators who have gained trust with consumers and developed products that have been recognized and acclaimed by Canadian budtenders and industry peers. We see a unique opportunity to leverage their expertise to deliver near and long-term benefits for both our recreational and medical markets," he continued.

"This transaction supports our path to profitability while ensuring that we are strategic in our M&A activity. Thrive's achievement of positive standalone EBITDA, combined with their exceptional operational and brand capabilities, truly set them apart, and we look forward to leveraging their expertise as we embark together on Aurora's path to profitability," he concluded.

"We are excited to be joining a team that shares our vision for delivering the highest quality, premium cannabis products to consumers in a way that generates sustainable profitability," said Geoff Hoover, Chief Executive Officer of Thrive. "We look forward to combining our best-in-class products and innovation pipeline with Aurora's depth of operational capabilities, robust route to market and shared focus on superior science and genetics that is critical for advancement in this sector. This combining of two great companies will be transformative."

Strategic Rationale

Supports Aurora's Timeline to Profitability with Positive and Growing EBITDA: Transaction is aligned with Aurora's plan to achieve profitability in H1/FY23 on an Adjusted EBITDA basis. Thrive has achieved positive standalone EBITDA in the last 12 months ended December 2021, with additional cost synergies expected to drive further EBITDA growth.

Acquisition of Two Leading Cannabis Brands Synonymous with Quality & Consistency: Thrive adds two new brands to Aurora's portfolio, both of which have rapidly gained market share over the last twelve months and are expected to flourish with additional resources on Aurora's platform:

Greybeard is an ultra-premium, high-terpene, high-potency brand with a world class lineup of concentrates that has quickly developed recognition with budtenders and cannabis connoisseurs. Concentrates are produced using a proprietary hydrocarbon extraction and refining process that maximizes the cannabinoids and terpene content, resulting in aromatic and flavourful products that highlight the unique characteristics of each strain. Greybeard also utilizes industry leading cultivation practices to offer super-premium, small batch, AAAA quality dry flower and pre-rolls, featuring large pristine buds grown in its indoor facilities.

Being Cannabis is a wellness-oriented brand known for their sublingual THC and CBD strips. These fast-acting and precisely dosed sublingual strips dissolve under the tongue and don't require any accessories or preparation.

Addition of Highly Experienced Management Team with Leading Operational and Cultivation Expertise: Transaction will add a talented management team comprised of industry veterans with leading cannabis cultivation, extraction, and product development expertise. The Thrive team leading Aurora's Canadian recreational business will drive significant improvements to the consistency, quality, and yield of Aurora's cannabis products across the portfolio.

Robust Product Pipeline Led by Expansive Genetics Library: Thrive brings a genetics library that has consistently delivered 24%+ THC potency, high yielding (80g+ / plant) and disease-resistant cultivars. These new cultivars, along with various SKUs in the development pipeline for Greybeard and Being, will deliver innovative and on-trend products to Canadian consumers.

Transaction Details and Timing

The Transaction will be effected by way of a three-cornered amalgamation whereby Thrive will amalgamate with a wholly-owned subsidiary of Aurora resulting in Aurora owning all of the issued and outstanding shares of the amalgamated entity in exchange for the Initial Consideration to be issued to Thrive shareholders on a pro rata basis at deemed price per Aurora Share equal to the volume weighted average trading price ("VWAP") of Aurora Shares on the Toronto Stock Exchange ("TSX") for the 5 trading days immediately prior to the second business day prior to the effective date of the Transaction. The sum of $3 million of the Initial Consideration is subject to a holdback to be released on the 18-month anniversary of the closing of the Transaction subject to adjustment for any indemnification claims. The Earnout Consideration consists of up to $10 million for satisfying certain near-term revenue targets and up to $20 million for satisfying certain long-term revenue targets within 2 years of the closing of the Transaction, each payable in cash, Aurora Shares or a combination of both (at the election of Aurora).

The number of Aurora Shares to be issued under the Earnout Consideration, if any, will be calculated based on a deemed price per Aurora Share equal to the VWAP of Aurora Shares on the TSX for the 5 trading days immediately prior to the applicable earnout payment date.

The Transaction is subject to receipt of regulatory, third party and Thrive shareholders' approvals and other customary closing conditions and expected to close in Aurora's fiscal Q4 2022. Lazard Canada Inc. is acting as exclusive financial advisor to Aurora in connection with the Transaction. McMillan LLP is serving as legal counsel to Aurora.

About Aurora Cannabis

Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, and Whistler, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora, Whistler Medical Marijuana Co, and Pedanios. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

About Thrive Cannabis

Founded in 2018, Thrive Cannabis is a vertically integrated cannabis company based in Simcoe, Ontario. Thrive is most widely known for its award-winning flagship adult-use brand, Greybeard Cannabis Co., which specializes in premium quality, small-batch craft cannabis concentrates and flower products. Thrive is also known for its adult-use wellness-oriented brand, Being. The Thrive team leverage their expertise in cannabis cultivation, extraction and product development with a singular focus on delivering the highest quality standard products to consumers. Learn more at www.thrivecannabis.ca.

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the Transaction, including, but not limited to: the expected timing for closing of the Transaction; the impact of the Transaction on the Company's premiumization strategy and position in the Canadian recreational market; the impact of the Transaction on the Company's path to profitability and goal to achieve Adjusted EBITDA profitability in the first half of fiscal 2023; near and long-term benefits for the recreational and medical markets; the addition and advancement of Thrive's brands to Aurora's portfolio, including the development of innovative and on-trend products to Canadian consumers; and the addition of a new management team to lead the Canadian recreational business and expected improvements to Aurora's cannabis products across the portfolio.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 27, 2021 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov.  The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain  financial  performance measures that  are not  recognized  or  defined  under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed  producers of cannabis and cannabis companies. Non-GAAP Measures in this news release include, but are not limited to, "Adjusted EBITDA". For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the Company's news release of February 10, 2022, a copy of which is available under the Company's profile on SEDAR at www.sedar.com. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 18:06e 22-MAR-22